As filed with the United States Securities and Exchange Commission on December 11, 1997.
                                                Registration No. 333-_______
==============================================================================



                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                                  FORM S-3
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                        -------------------------------

                      Century Telephone Enterprises, Inc.
           (Exact name of registrant as specified in its charter)

          Louisiana                                      72-0651161
       (State or other                                (I.R.S. Employer
 jurisdiction of incorporation                     Identification Number)
       or organization)
                            100 Century Park Drive
                           Monroe, Louisiana 71203
                                (318) 388-9500
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                        ------------------------------




          Harvey P. Perry                                 Copy to:
Senior Vice President, General Counsel                Kenneth J. Najder
           and Secretary                           Jones,Walker, Waechter,
  Century Telephone Enterprises, Inc.       Poitevent,Carrere & Denegre, L.L.P.
      100 Century Park Drive                 201 St.Charles Avenue, 51st Floor
      Monroe, Louisiana 71203                New Orleans,Louisiana 70170-5100
          (318) 388-9500                               (504) 582-8000
(Name, address, including zip code,
  and telephone number, including
  area code, of agent for service)

                        -------------------------------


       APPROXIMATE  DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  From time to time after the effective date of this registration statement



      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.
               ---
      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. X
                         ---
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                                        ---
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Secur-ities Act registration statement number of the earlier effective registration statement for the same offering.
                                 ---
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. X
                                     ---
                        -------------------------------


                        CALCULATION OF REGISTRATION FEE

============================================================================================
                                            Proposed         Proposed
                                            maximum          maximum
Title of each                 Amount        offering         aggregate
class of securities           to be         price per        offering        Amount of
to be registered            registered      unit(3)          price(3)    registration fee(4)
--------------------------------------------------------------------------------------------
Senior Debt Securities
Preferred Stock         $1,500,000,000(2)    100%         $1,500,000,000      $442,500
Common Stock(1)
Warrants
============================================================================================


(1) Includes Preference Share Purchase Rights, which prior to the occurrence of certain events will not be exercisable or evidenced separate from the registrant's Common Stock.

(2) In the event any Senior Debt Securities are issued at an original discount, the amount registered will equal such principal amount as may be sold for an initial public offering price of $1,500,000,000.

(3) Estimated solely for the purpose of calculating the registration fee; certain information regarding the proposed maximum offering prices has been omitted pursuant to Instruction II.D of Form S-3 and will be determined, from time to time, by the registrant in connection with its issuance of the securities registered hereunder.

(4) Calculated pursuant to Rule 457(o) promulgated under the Act; does not include the $34,483 fee previously paid by the registrant with respect to the $100,000,000 of Senior Debt Securities that remain unsold under the Registration Statement on Form S-3 (Registration No. 33-52915) described further below.
                                ________________

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

      Pursuant to Rule 429 under the Securities Act, the Prospectus included in this Registration Statement is a combined Prospectus and also relates to $400,000,000 of Senior Debt Securities previously registered under the registrant's Registration Statement on Form S-3 (Registration No. 33-52915), of which $100,000,000 remain unsold as of the date of this filing.




                SUBJECT TO COMPLETION, DATED DECEMBER 11, 1997

                                $1,600,000,000

                     CENTURY TELEPHONE ENTERPRISES, INC.

                            SENIOR DEBT SECURITIES
                               PREFERRED STOCK
                                 COMMON STOCK
                                   WARRANTS
                       ________________________________

      Century Telephone Enterprises, Inc. ("Century") may from time to time offer hereunder (i) senior unsecured debt securities (the "Senior Debt Securities"), (ii) shares of preferred stock (the "Preferred Stock"), (iii) shares of common stock and accompanying preference share purchase rights (the "Common Stock"), and (iv) warrants to purchase Senior Debt Securities, Preferred Stock or Common Stock (the "Warrants"), with an aggregate initial offering price of up to $1,600,000,000. The Senior Debt Securities, Preferred Stock, Common Stock and Warrants (collectively, the "Securities") may be offered, separately or together, in one or more separate series or classes, in amounts, at prices and on terms to be determined at the time of sale and set forth in one or more supplements to this Prospectus (a "Prospectus Supplement").

      The specific terms of the Securities in respect to which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, among other things (i) in the case of Senior Debt Securities, the specific designation, aggregate principal amount, net proceeds, offering price, maturity, interest rate, interest payment dates and terms of any conversion,
redemption  or  sinking  fund  provisions  thereof;  (ii)   in  the case of
Preferred Stock, the designation and stated value, any dividend, liquidation, redemption, conversion, voting or other rights, and the initial public offering price thereof; (iii) in the case of Common Stock, the initial public offering price thereof and (iv) in the case of Warrants, the duration, offering price, exercise price and exercise provisions. The Senior Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of Century.

      The Securities may be offered directly or through agents, underwriters or dealers designated from time to time by Century. If any agents, underwriters or dealers are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth in the applicable Prospectus Supplement. See "Plan of Distribution."

                       ________________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.

                       ________________________________


      This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

                               ________________

              The date of this Prospectus is January ____, 1998.



The information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These Securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                        AVAILABLE INFORMATION

      Century is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith Century files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the
Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as Century, subsequent to the date when such registrants began filing documents electronically with the Commission. The address of the Commission's site is http//www.sec.gov. In addition,
Century's Common Stock is listed on the New York Stock Exchange and similar information concerning Century can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      Pacific Telecom, Inc. ("PTI"), which Century acquired on December 1, 1997, also filed reports, proxy statements, and other information with the Commission through November 10, 1997. Reports filed by PTI pursuant to the Exchange Act can be inspected and copied at each of the locations referenced above and are otherwise available through the Commission's website.

      This Prospectus forms a part of Century's Registration Statement (the "Registration Statement") filed with the Commission on Form S-3 (Registration No. 333-_______), pursuant to which Century registered $1.5 billion of Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. The Registration Statement may be inspected and copied at the Commission's offices listed above. Century has filed a similar Registration Statement on Form S-3 (Registration No. 33-52915), pursuant to which Century registered $400,000,000 of Senior Debt Securities, of which $100,000,000 remain unsold on the date of this Prospectus. This Prospectus also relates to the $100,000,000 of unsold Senior Debt Securities registered pursuant to Registration Statement No. 33-52915.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The documents listed below have been filed by Century under the Exchange Act with the Commission and are incorporated herein by reference:

      a. Century's Annual Report on Form 10-K for the year ended December 31, 1996;

      b. Century's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1997;

      c. Century's Current Reports on Form 8-K dated April 15, May 5, June 11, December 1, and December 11, 1997; and

      d. Century's Registration Statement filed under the Exchange Act, as amended and restated on Form 8-A/A filed December 2, 1996, which includes a description of the Century's Common Stock and Preference Share Purchase Rights.

      All reports filed by Century with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference herein and to be made a part hereof from their respective dates of filing. Information appearing herein or in any particular document incorporated herein by reference is not necessarily complete and is qualified in its entirety by the information and financial statements appearing in all of the documents incorporated herein by reference and should be read together therewith. Any statements contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other document subsequently filed or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      Century will provide without charge to each person to whom a copy of this Prospectus has been delivered, including any beneficial owner, upon the written or oral request of any such person, a copy of any of the documents incorporated herein by reference, other than certain exhibits to such documents. Requests for such copies should be directed to Harvey P. Perry, Senior Vice President, General Counsel and Secretary, Century Telephone Enterprises, Inc., 100 Century Park Drive, Monroe, Louisiana 71203, telephone (318) 388-9500.

                          FORWARD-LOOKING STATEMENTS

      In addition to historical information, this Prospectus and the documents incorporated herein by reference include certain forward-looking statements regarding events and financial trends that may affect the Company's future operating results and financial position. Such forward-looking statements are subject to uncertainties that could cause the Company's actual results to differ materially from such statements. Such uncertainties include but are not limited to: the effects of ongoing deregulation in the telecommunications industry; the potential effects of greater than anticipated competition in the Company's markets; possible changes in the demand for the Company's products and services; the Company's ability to successfully introduce new offerings on a timely and cost-effective basis; the risks inherent in rapid technological change; the Company's ability to effectively manage its growth, including integrating the newly-acquired operations of PTI into the Company's operations; and the effects of more general factors such as changes in general market or economic conditions or in legislation, regulation or public policy. These and other uncertainties related to the business are described in detail in Century's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, which is incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. Century undertakes no obligation to update any of its forward-looking statements for any reason.

                       ________________________________


      All share and per share data relating to Century's common stock contained or incorporated by reference herein has been adjusted for a stock split effected as a 50% stock dividend distributed in December 1992. Whenever used herein with respect to the operations of the Company or PTI, the term "pops" means the population of licensed markets (based on independent third-party population estimates) multiplied by the Company's or PTI's proportionate equity interests in the licensed operators thereof. When used herein, (i) the term "MSA" means a Metropolitan Statistical Area for which the Federal Communications Commission (the "FCC") has granted a cellular operating license, (ii) the term "RSA" means a Rural Service Area for which the FCC has granted a cellular operating license, (iii) the term "PCS" means Personal Communications Services, a new mobile communications service, (iv) the term "LEC" means a local exchange carrier that provides local telephone service, (v) the term "Series" means any particular series of Senior Debt Securities, (vi) the term "Century" means Century Telephone Enterprises, Inc. and (vii) the term "Company" means Century and its subsidiaries.

                                 THE COMPANY

      The Company is a regional diversified telecommunications company that is primarily engaged in providing local telephone and mobile communications services in 21 states. As described further below under "Recent Acquisition," on December 1, 1997, Century acquired Pacific Telecom, Inc. ("PTI"), which substantially expanded the Company's local telephone and mobile communications operations. As a result of this acquisition, the Company's telephone subsidiaries currently serve nearly 1.2 million telephone access lines, primarily in rural, suburban and small urban communities in 21 states, with its largest customer bases located in Wisconsin, Washington, Alaska, Michigan and Louisiana. In addition, through its cellular operations, the Company currently controls over 10 million pops in 31 MSAs and 44 RSAs, primarily concentrated in Michigan, Mississippi, Wisconsin, Louisiana and Arkansas. The Company also provides long distance, operator, Internet and business information services.

      Century is incorporated in Louisiana. Its principal executive offices are located at 100 Century Park Drive, Monroe, Louisiana 71203, and its telephone number is (318) 388-9500. The Company currently employs approximately 5,700 persons.

Telephone Operations

      According to published sources, the Company is currently the 10th largest local exchange telephone company in the United States, based on the number of telephone access lines served. At September 30, 1997, the Company and PTI served approximately 531,000 and 613,000 access lines, respectively (not including approximately 47,000 access lines acquired by PTI in October 1997). The Company currently operates over 440 central office and remote switching centers in its telephone operating areas. Substantially all of the Company's access lines are served by digital switching technology, which in conjunction with other technologies allows the Company to offer additional premium services to its customers, including call forwarding, conference calling, caller identification, selective call ringing and call waiting.

Mobile Communications Operations

      According to published sources, the Company is currently the 10th largest cellular telephone company in the United States, based on the
Company's  owned  pops.   At  September  30,  1997,  the  Company  and  PTI
controlled approximately 8.1 million and 1.9 million cellular pops, respectively. Approximately 45% of the Company's pops in markets operated by the Company are in a single, contiguous cluster of eight MSAs and nine RSAs in Michigan; another 18% are in a cluster of five MSAs and seven RSAs in northern and central Louisiana, southern Arkansas and eastern Texas. At September 30, 1997, the majority-owned cellular systems of the Company and PTI served approximately 430,000 and 87,000 cellular subscribers, respectively. In addition, as a result of the PTI acquisition, the Company controls approximately 8.1 million PCS pops, up from 4.0 million at September 30, 1997.

Other Operations

      The Company also provides long distance, operator, Internet and interactive services in certain local and regional markets, as well as certain printing and related business information services. At September 30, 1997, the Company's long distance business served approximately 165,000 customers in certain of the Company's markets.

Recent Acquisition

      On December 1, 1997, Century and its cellular holding company, Century Cellunet, Inc. ("Cellunet"), acquired PTI in exchange for $1.503 billion cash in a two-step transaction. In the first step, Cellunet purchased substantially all of PTI's cellular operations in exchange for $240 million, and in the second step Century purchased PTI's capital stock for $1.263 billion. To finance the acquisition, Century borrowed $1.288 billion under its $1.6 billion senior unsecured credit facility with NationsBank of Texas, Inc. and a syndicate of other lenders. This debt matures in five years and carries floating-rate interest based upon London InterBank Offered Rates for short-term periods. Century financed the remainder of the PTI acquisition price with available cash, most of which consisted of the proceeds of Century's sale of common stock of Brooks Fiber Properties, Inc. ("Brooks") in November 1997.

      PTI was organized in 1955 to provide local exchange telephone services to suburban and rural communities primarily in the Pacific Northwest. In subsequent years, PTI diversified its operations to provide cellular and other telecommunications services. As a result of Century's acquisition of PTI on December 1, 1997, the Company acquired 660,000 telephone access lines located in four midwestern states, seven western states and Alaska, and approximately 100,000 cellular subscribers in markets operated by PTI in two midwestern states and Alaska. Cellunet intends to integrate the cellular operations that it purchased from PTI into its existing cellular operations. Century will operate the remainder of PTI as a wholly-owned subsidiary, with its headquarters remaining in Vancouver, Washington. In connection with the acquisition, Century has reorganized its telephone operations into three operating regions, including a new western telephone operating region, substantially all of which will be comprised of PTI's LECs in seven western states and Alaska. As soon as practical, the Company plans to offer long distance, Internet and certain other services in most of PTI's local exchange markets on substantially the same terms on which the Company recently began to offer such services to its telephone customers. Other than these new product offerings and the possible sale of non-strategic assets, Century plans to continue to operate PTI in the ordinary course of business.

      For additional information regarding PTI, see its annual, quarterly and current reports filed under the Exchange Act, recent copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part and which are incorporated by reference into this Prospectus.

Recent Events Affecting the Telecommunications Industry

      The telecommunications industry continues to undergo various fundamental regulatory, competitive and technological changes that make it difficult to determine the form or degree of future regulation and competition affecting the Company's telephone and mobile communications operations. These changes may have a significant impact on the future financial performance of all telecommunications companies.

      In February 1996 the United States Congress enacted the Telecommunications Act of 1996 (the "1996 Act"), which obligates LECs to permit competitors to interconnect their facilities to the LEC's network and to take various other steps that are designed to promote competition. Although the 1996 Act provides certain waiver opportunities for rural LECs such as those operated by the Company, the FCC's August 1996 order implementing most of the 1996 Act's interconnection provisions placed the burden of proving the continuing availability of the rural telephone company exemption on rural LECs. In July 1997 the U.S. Court of Appeals for the Eighth Circuit overturned several provisions of the FCC's August 1996 interconnection order, including the rules placing the burden of proof on rural LECs to retain their rural exemption. This decision is being appealed.

      Coincident with the recent movement toward increased competition has been the gradual reduction of regulatory oversight of LECs. These cumulative changes have led to the continued growth of various companies providing competitive access and other services that compete with LECs' services. Wireless telephone services are also expected to increasingly compete with LECs.

      In recent years, the FCC has allocated additional frequency spectrum for mobile communications technologies that are expected to be competitive with cellular, including PCS and mobile satellite services. In 1996 several major PCS companies began providing services competitive with cellular in selected larger markets, although thus far the Company has experienced competition from PCS companies in only a limited number of its markets. The FCC has also authorized certain specialized mobile radio service licensees to configure their systems so as to operate in a manner similar to cellular systems.

                               USE OF PROCEEDS

      Unless otherwise indicated in any Prospectus Supplement, the net proceeds from Century's sale of Securities will be used for refinancing outstanding indebtedness and for other general corporate purposes, including the financing of acquisitions or capital expenditures. Century currently anticipates that it may sell Senior Debt Securities in early 1998 to refinance a substantial portion of the bank indebtedness that it incurred in December 1997 in connection with acquiring PTI. See "The Company - Recent Acquisition." Any specific allocation of the net proceeds from the sale of a particular offering of Securities will be determined at the time of the offering thereof and will be described in the Prospectus Supplement relating to that offering.

      Century expects that it will from time to time engage in additional private or public financings as market conditions warrant and as the need arises.


                                CAPITALIZATION

      The following table sets forth at September 30, 1997 (i) the actual consolidated capitalization of the Company and (ii) the pro forma capitalization of the Company assuming that the Company sold approximately
3.8 million shares of Brooks' common stock and acquired PTI on September 30, 1997. See "The Company - Recent Acquisition." This table should be read in conjunction with the Company's Consolidated Financial Statements and Pro Forma Consolidated Condensed Financial Information, and the Notes thereto, incorporated by reference herein.

                                                  As Reported     Pro Forma
                                                  -----------     ---------
                                                       (In thousands)
Long-term debt, excluding current maturities:
   Century . . . . . . . . . . . . . . . . . . .  $   325,996   $ 1,644,828
   Subsidiaries. . . . . . . . . . . . . . . . .      239,637       718,479
                                                  -----------     ---------
      Total long-term debt, excluding current
         maturities. . . . . . . . . . . . . . .      565,633     2,363,307(1)
                                                  -----------     ---------
Stockholders' equity:
   Common Stock, $1.00 par value, 175,000,000
      shares authorized, 60,519,391 shares
      issued and outstanding . . . . . . . . . .       60,519        60,519
   Paid-in capital . . . . . . . . . . . . . . .      490,661       490,661
   Unrealized holding gain on investments, net
      of taxes . . . . . . . . . . . . . . . . .       62,038         8,689(2)
   Retained earnings . . . . . . . . . . . . . .      635,491       701,705(2)
   Unearned ESOP Shares. . . . . . . . . . . . .      (9,200)       (9,200)
   Preferred Stock - non-redeemable. . . . . . .        8,106         8,106
                                                  -----------     ---------
      Total stockholders' equity . . . . . . . .    1,247,615     1,260,480
                                                  -----------     ---------
           Total capitalization                   $ 1,813,248   $ 3,623,787
                                                  ===========   ===========

________________
(1)The $1.8 billion pro forma increase in long-term debt is attributable to (i) Century's borrowing of $1.3 billion to finance its acquisition of PTI and certain related costs and (ii) the Company's assumption of $479 million of long-term debt of PTI at September 30, 1997. For additional information, see the Pro Forma Consolidated Condensed
   Financial  Information  and  notes  thereto  incorporated  by  reference herein.
(2)Reflects the gain on the sale of Brooks common stock that will be recorded in Century's 1997 fourth quarter results of operations and the reduction of the associated unrealized holding gain on investments, net of taxes. For additional information, see the Pro Forma Consolidated Condensed Financial Information and notes thereto incorporated by reference herein.


                     RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth the ratio of earnings to fixed charges for each of the years in the five year period ended December 31, 1996 and for the nine months ended September 30, 1997, which ratios are based on the historical consolidated financial statements of the Company without giving effect to the PTI acquisition. The table also sets forth the pro forma combined data for the year ended December 31, 1996 and for the nine months ended September 30, 1997, which data give effect to the acquisition of PTI as if it had occurred on January 1, 1996. The pro forma combined data are presented for comparative purposes only and are not intended to be indicative of actual results had the PTI acquisition occurred as of such date, nor do they purport to indicate results which may be attained in the future.


                                               HISTORICAL
                     ----------------------------------------------------------
                          Year Ended December 31,
                     -----------------------------------      Nine Months Ended
                     1992   1993    1994    1995    1996      September 30,1997
                     ----   ----    ----    ----    ----      -----------------
Ratio of earnings
  to fixed charges   4.25   4.32    4.50    4.74    5.10            7.69(1)

                                                     PRO FORMA COMBINED
                                        -------------------------------------------
                                            Year Ended           Nine Months Ended
                                        December 31, 1996        September 30, 1997
                                        -----------------        ------------------
Ratio of earnings to fixed charges . . .      2.01                      2.72(2)

-----------
(1)  5.67 excluding the gain on the sale of Century's competitive access subsidiary in the second quarter of 1997.
(2)  2.22 excluding the gain on the sale of Century's competitive access subsidiary in the second quarter of 1997.


      For purposes of computing these ratios, (i) earnings consist of income before income taxes and fixed charges, with adjustments primarily for earnings of unconsolidated subsidiaries and (ii) fixed charges consist of interest expense (including amortized debt issuance costs) and preferred stock dividends of subsidiaries.


                  DESCRIPTION OF SENIOR DEBT SECURITIES

      Set forth below are certain general terms and provisions of the Senior Debt Securities, which may be issued from time to time in one or more Series. The particular terms of each Series will be described in a Prospectus Supplement relating thereto. The Senior Debt Securities will be issued under an Indenture, dated as of March 31, 1994 (the "Indenture"), between Century and Regions Bank of Louisiana (successor-in-interest to First American Bank & Trust of Louisiana), as Trustee (the "Trustee"). The particular terms of each Series will be set forth in a resolution of a committee of Century's Board of Directors specifically authorizing such Series (a "Board Resolution") or in one or more supplemental indentures. The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by express reference to, the Indenture and Board Resolution, forms of which are filed as exhibits to the Registration Statement. Unless otherwise indicated, each reference italicized in parentheses below or in any Prospectus Supplement applies to section numbers in the Indenture and each capitalized term not otherwise defined herein has the meaning ascribed to it in the Indenture.

General

      The Senior Debt Securities will be general unsecured obligations of Century and will rank prior to all subordinated indebtedness of Century and pari passu with all other unsecured indebtedness of Century. For further information on Century's debt, see "Capitalization." Century is a holding company and derives substantially all of its income and operating cash flow from its subsidiaries. As a result, Century relies upon its subsidiaries to generate the funds necessary to meet its obligations, including the payment of principal and interest on any Senior Debt Securities to be issued hereunder. Certain of the subsidiaries' loan agreements contain various restrictions on the transfer of funds to Century, including certain provisions that restrict the amount of dividends that may be paid to Century. At September 30, 1997, after giving effect to the acquisition of PTI, the amount of pro-forma retained earnings of Century's subsidiaries not subject to dividend restrictions was $510 million. Moreover, Century's rights to receive assets of any subsidiary upon its liquidation or reorganization (and the ability of holders of Senior Debt Securities to benefit indirectly therefrom) are subject to the prior claims of creditors of that subsidiary.

      Except to the extent otherwise provided below or in any Prospectus Supplement, neither the Indenture nor the Senior Debt Securities to be offered thereby (i) limit the amount of secured or unsecured indebtedness that may be issued or incurred by Century or any of its subsidiaries, (ii) restrict the payment of dividends by Century or the sale or transfer of Century's assets or (iii) contain provisions that would afford holders of Senior Debt Securities protection in the event of a change in control, highly leveraged transaction, recapitalization or similar transaction involving Century, any of which could adversely affect the holders of Senior Debt Securities.

      The Prospectus Supplement relating to any particular Series being offered thereby will set forth a description of such Series, including (i) the title and aggregate principal amount of such Series; (ii) Century's net proceeds from the sale thereof; (iii) the price or prices at which such Series will be issued; (iv) the date or dates of maturity; (v) the rate or rates per annum, if any, at which such Series will bear interest or the method of determining such rate or rates; (vi) the date or dates from which any such interest will accrue and the date or dates at which any such interest will be payable; (vii) the terms of any conversion or exchange rights; (viii) the terms for redemption or early payment, if any, including any mandatory or optional sinking fund or similar provisions; (ix) any special United States federal income tax considerations applicable to such Series; (x) any special provisions relating to the defeasance of such Series; or (xi) any other special considerations or specific provisions applicable to such Series. Reference is also made to such Prospectus Supplement for information regarding any additional covenants that may relate to such Series.

      The Senior Debt Securities may bear interest at a fixed or floating rate. Senior Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount.

      The Indenture is, and the Senior Debt Securities will be, governed by
Louisiana  law.   The  Indenture  is  subject  to and governed by the Trust
Indenture Act of 1939, as amended.

Denominations, Registration and Transfer

      Unless otherwise provided in any Board Resolution and described in the related Prospectus Supplement, the Senior Debt Securities will be issued only in fully registered form and in denominations of $1,000 or any multiples thereof (Section 2.03). The Trustee will act as the registrar of each Series (Section 2.05). No service charge will be made for any registration of transfer or exchange of Senior Debt Securities, or issue of new Senior Debt Securities in the event of a partial redemption of any Series, but Century may generally require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 2.05). The Trustee may appoint an authenticating agent for any Series to act on the Trustee's behalf in connection with authenticating Senior Debt Securities of such Series issued upon the exchange, transfer or partial redemption thereof (Section 2.10). The Trustee may at any time rescind the designation of any such agent (Section 2.10).

      Century shall not be required (i) to issue, register the transfer of or exchange the Senior Debt Securities of any Series during a period beginning 15 days before any selection of Senior Debt Securities of that Series to be redeemed and ending at the close of business on the day of mailing of the relevant redemption notice or (ii) to register the transfer of or exchange any Senior Debt Securities of any Series, or portions thereof, called for redemption (Section 2.05).

Payment and Paying Agents

      Unless otherwise indicated in any Prospectus Supplement, payment of principal of (and premium, if any) and interest on Senior Debt Securities of any Series will be made in U.S. dollars at the principal office of Century's Paying Agent or, at the option of Century, by check in U.S. dollars mailed or delivered to the person in whose name such Senior Debt Security is registered. Unless otherwise indicated in any Prospectus Supplement and subject to certain exceptions provided for in the Indenture, payment of any installment of interest on any Series will be made to the person in whose name such Senior Debt Security is registered at the close of business on the record date established under the Indenture for the payment of interest (Section 2.03).

      Unless otherwise indicated in any Prospectus Supplement, the Trustee will act as Century's sole Paying Agent and the principal office of the Trustee, 1500 North 18th Street, Monroe, Louisiana, will be designated as such agent's office for purposes of payments with respect to Senior Debt Securities. Any other Paying Agents initially designated by Century with respect to any Series will be named in the related Prospectus Supplement. Century may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts, except that Century will be required to maintain a Paying Agent in the Borough of Manhattan, City and State of New York, or Monroe, Louisiana. (Sections 4.02 and 4.03).

      Any money set aside by Century for the payment of principal of (and premium, if any) or interest on any Senior Debt Securities that remains unclaimed two years after such payment has become due and payable will be repaid to Century on May 31 following the expiration of such two-year period and the holder of such Senior Debt Security may thereafter look only to Century for payment thereof (Section 11.05).

Conversion or Exchange Rights

      The  terms  and  conditions,  if any, upon which any series of Senior
Debt Securities are convertible or exchangeable into Common Stock, Preferred Stock or other securities of Century or any other issues will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the type of security into which such Senior Debt Securities are convertible or exchangeable, the conversion or exchange price (or manner of calculation thereof), the conversion or exchange period, the provisions as to whether such conversion or exchange rights will be at the option of the holders of such Senior Debt Securities or Century, the events requiring an adjustment of the conversion or exchange price and any restrictions on conversion or exchange.

Redemption and Sinking Fund Provisions

      Each Series may be redeemed, in whole or in part, upon not less than 30 days' and not more than 60 days' notice at the redemption prices and subject to the terms and conditions (including those relating to any sinking fund established with respect to such Series) that will be set forth in a Board Resolution or supplemental indenture and in the Prospectus Supplement relating to such Series (Sections 3.01 and 3.02). If less than all of the Senior Debt Securities of the Series are to be redeemed, the Trustee shall select the Senior Debt Securities of such Series, or portions thereof, to be redeemed pro rata, by lot or by any other method the Trustee shall deem fair and reasonable (Section 3.02).

Replacement of Securities

      Any Senior Debt Security that becomes mutilated, destroyed, lost or stolen will be replaced by Century at the expense of the holder upon delivery to Century and the Trustee of the Senior Debt Security or evidence of the destruction, loss or theft thereof satisfactory to Century and the Trustee. An indemnity satisfactory to the Trustee and Century may be required before a replacement security will be issued (Section 2.07).

Events of Default and Notice Thereof

      Unless otherwise specified in any Prospectus Supplement, the terms and conditions set forth under this heading will govern defaults under the Indenture.

      The Indenture provides that the following described events constitute Events of Default with respect to each Series: (a) failure for 30 Business Days to pay interest on the Senior Debt Securities of that Series when due;
(b) failure to pay principal of (or premium, if any, on) the Senior Debt Securities of that Series when due (whether at maturity, upon redemption, by declaration or otherwise) or to make any sinking or analogous fund payment with respect to that Series unless caused solely by a wire transfer malfunction or similar problem outside Century's control; (c) failure to observe or perform any other covenant of that Series for 60 days after written notice with respect thereto or (d) certain events relating to bankruptcy, insolvency or reorganization (Section 6.01).

      If an Event of Default shall occur and be continuing (the default not having been cured or waived) with respect to any Series and if it is known to the Trustee, the Trustee is required to mail to each holder of such Series a notice of the Event of Default within 90 days of such default (Section 6.07).

      Upon an Event of Default, the Trustee or the holders of not less than 25% in aggregate outstanding principal amount of any Series, by notice in writing to Century (and to the Trustee if given by such holders), may declare the principal of all Senior Debt Securities of that Series due and payable immediately, but the holders of a majority in aggregate outstanding principal amount of such Series may rescind such declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal (and premium, if any) has been deposited with the Trustee before any judgment or decree for such payment has been obtained or entered (Section 6.01).

      Holders of Senior Debt Securities may not enforce the Indenture except as provided therein. Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of the affected Series, unless, among other things, the holders shall have offered the Trustee indemnity reasonably satisfactory to it. Subject to the indemnification provisions and certain limitations contained in the Indenture, the holders of a majority in aggregate principal amount of the Senior Debt Securities of such Series then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The holders of a majority in aggregate principal amount of the then outstanding Senior Debt Securities of any Series affected by a default may, in certain cases, waive such default except a default in payment of principal of, or any premium, if any, or interest on, the Senior Debt Securities of that Series or a call for redemption of the Senior Debt Securities of that Series (Sections 6.04 and 6.06).

      Century will be required to furnish to the Trustee annually a statement as to the performance by it of certain of its obligations under the Indenture and as to any default in such performance (Section 5.03).

Discharge and Defeasance

      The Indenture provides that Century may discharge the Indenture with respect to any Series, subject to certain exceptions, if at any time (i) Century delivers to the Trustee for cancellation all outstanding Senior Debt Securities of such Series previously authenticated and for whose payment money or U.S. Government Obligations have been deposited in trust by Century or (ii) all outstanding Senior Debt Securities of such Series not previously delivered to the Trustee for cancellation by Century shall have become due and payable or are to become due and payable or called for redemption within one year and Century has deposited or caused to be deposited with the Trustee the entire amount in moneys or U.S. Government Obligations sufficient, without reinvestment, to pay at maturity or upon redemption such outstanding Senior Debt Securities, including principal (and premium, if any) and interest due or to become due to such date of maturity or redemption, and if Century shall also pay or cause to be paid all other sums payable thereunder with respect to such Series (Section 11.01).

      Additionally, the Indenture provides that Century may discharge all of its obligations under the Indenture with respect to any Series, subject to certain exceptions, if at any time all outstanding Senior Debt Securities of such Series not previously delivered to the Trustee for cancellation by Century or which have not become due and payable as described above shall have been paid by Century by depositing irrevocably with the Trustee moneys or U.S. Government Obligations sufficient to pay at maturity or upon redemption such outstanding Senior Debt Securities, including principal (and premium, if any) and interest due or to become due to such date of maturity or redemption, and if Century shall also pay or cause to be paid all other sums payable thereunder with respect to such Series (Section 11.02).

Merger and Consolidation

      Nothing in the Indenture or any of the Senior Debt Securities prevents Century from consolidating or merging with or into, or selling or otherwise disposing of all or substantially all of its assets to, another corporation, subject to Century's agreement (i) to obtain in connection therewith a supplemental indenture pursuant to which the surviving entity or transferee agrees to assume Century's obligations under all outstanding Senior Debt Securities, including the due and punctual payment of the principal of (and premium, if any, on) and interest on such outstanding Senior Debt Securities, and (ii) that such surviving entity or transferee is organized under the laws of the United States, any state thereof or the District of Columbia (Section 10.01).

Modification of Indenture

      The Indenture contains provisions permitting Century, when authorized by a Board Resolution, and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the Senior Debt Securities of any Series at the time outstanding and affected by such modification, to modify the Indenture or any supplemental indenture affecting that Series or the rights of the holders thereof. However, no such modification shall (i) extend the fixed maturity of any Senior Debt Securities of any Series, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest thereon or reduce any premium payable upon the redemption thereof, without the consent of the holder of each Senior Debt Security so affected, or (ii) reduce the aforesaid percentage of Senior Debt Securities, the holders of which are required to consent to any such supplemental indenture, without the consent of the holder of each Senior Debt Security then outstanding and affected thereby (Section 9.02).

      Century and the Trustee may execute, without the consent of any holder of Senior Debt Securities, any supplemental indenture for certain other usual purposes such as (i) creating a new Series; (ii) evidencing the assumption by any successor to Century of Century's obligations under the Indenture; (iii) adding covenants to the Indenture for the protection of the holders of Senior Debt Securities; (iv) curing any ambiguity or inconsistency in the Indenture; and (v) changing or eliminating any provisions of the Indenture provided that there is no outstanding Senior Debt Security of any Series created prior to such change which would benefit therefrom (Sections 2.01, 9.01 and 10.01).

Limitations on Liens

      The Indenture provides that Century will not, while any of the Senior Debt Securities remain outstanding, create or suffer to exist any mortgage, lien, pledge, security interest or other encumbrance (individually, a "Lien" and collectively, "Liens") upon Century's property, whether now owned or hereafter acquired, unless it shall secure the Senior Debt Securities then outstanding by such Lien equally and ratably with all obligations and indebtedness thereby secured so long as such obligations and indebtedness remain so secured. Notwithstanding the foregoing, the Indenture will not restrict Century from creating or suffering to exist:

      (i) Liens upon property hereafter acquired by Century or Liens on such property at the time of the acquisition thereof, or conditional sales agreements or title retention agreements with respect to any such property;

      (ii) Liens on the stock of a corporation which, when such Liens arise, concurrently becomes a subsidiary of Century, or Liens on all or substantially all of the assets of a corporation arising in connection with Century's purchase thereof;

      (iii) Liens for taxes and similar levies; deposits to secure performance or obligations under certain specified circumstances and laws; mechanics' Liens and similar Liens arising in the ordinary course of business; Liens created by or resulting from legal proceedings being contested in good faith; certain specified zoning restrictions and other restrictions on the use of real property; interests of lessors in property subject to any capitalized lease; and certain other similar Liens generally arising in the ordinary course of business;

      (iv)  Liens existing on the date of the Indenture;

      (v) Liens upon Century's property arising in connection with the merger or consolidation of affiliates of Century with or into Century; and

      (vi)  Liens  that   replace,  extend  or  renew  any  Lien  otherwise
            permitted under the Indenture (Sections 4.05 and 4.06).

      The restriction in the Indenture described above would not afford the holders of the Senior Debt Securities protection in the event of a highly leveraged transaction in which unsecured indebtedness was incurred or in which the Liens arising in connection therewith were freely permitted under the Indenture, nor would it afford protection in the event of one or more highly leveraged transactions in which secured indebtedness was incurred by Century's subsidiaries. However, in the event of one or more highly leveraged transactions in which secured indebtedness was incurred by Century, these provisions would require the Senior Debt Securities to be secured equally and ratably with such indebtedness, subject to the exceptions described above.

Concerning the Trustee

      The Trustee, prior to the occurrence of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Indenture and, after the occurrence of an Event of Default, shall exercise the same degree of care as a prudent person would exercise in the conduct of such person's own affairs (Section 7.01). Subject to such provision, the Trustee is under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request, order or direction of any holders of Senior Debt Securities, unless offered reasonable security or indemnity by such holders against the costs, expenses and liabilities which might be incurred thereby (Section 7.02). The Trustee is not required to expend or risk its own funds or incur personal financial liability in the performance of its duties if the Trustee reasonably believes that repayment of such funds or liability or adequate indemnity is not reasonably assured to it (Section 7.01). Century shall pay the Trustee reasonable compensation and reimburse it for all reasonable expenses incurred in accordance with the Indenture (Section 7.06).

      The Trustee may resign with respect to one or more Series and a successor Trustee may be appointed to act with respect to such Series (Section 7.10).

      The Trustee also serves as trustee for certain of Century's employee benefit plans and provides revolving credit and other traditional banking services to Century. The following officers and directors of Century act as non-voting advisory directors of the Trustee: Clarke M. Williams, Chairman of the Board, Glen F. Post, III, President, Chief Executive
Officer  and  Vice  Chairman  of the Board,  and  William  R.  Boles,  Jr.,
Director.

                     DESCRIPTION OF THE PREFERRED STOCK

General

      Century's Articles of Incorporation authorize the issuance of 2,000,000 shares of Preferred Stock, par value $25.00 per share. As of September 30, 1997, Century had outstanding an aggregate of 324,238 shares of its Series H and Series L Preferred Stock. Subject to limitations prescribed by law, the Board of Directors is authorized at any time to issue one or more series of Preferred Stock, to determine the designation and size of any such series; and to establish the rights and preferences of the shares of any such series. The particular terms of any series of Preferred Stock offered hereunder will be described in the applicable Prospectus Supplement. It is anticipated that any series of Preferred Stock issued hereunder will rank pari passu with Century's outstanding Series H and Series L Preferred Stock as to dividend payments and liquidation distributions. However, if so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth herein.

      The summary of terms of Century's Preferred Stock contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of Century's Articles of Incorporation and the articles of amendment relating to each series of the Preferred Stock that will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series.

      The Board of Directors is authorized to determine, for each series of Preferred Stock, and the Prospectus Supplement shall set forth with respect to such series: (i) whether the holders thereof shall be entitled to cumulative, noncumulative, or partially cumulative dividends and, with respect to shares entitled to dividends, the dividend rate or rates, including without limitation the methods and procedures for determining such rate or rates, and any other terms and conditions relating to such dividends; (ii) whether, and if so to what extent and upon what terms and conditions, the holders thereof shall be entitled to rights upon the liquidation of, or upon any distribution of the assets of, the Company;
(iii) whether, and if so upon what terms and conditions, such shares shall be convertible into Common Stock, Senior Debt Securities, any other series of Preferred Stock, or any other securities of Century, or exchangeable for the securities of any other corporation; (iv) whether, and if so upon what terms and conditions, such shares shall be redeemable; (v) whether the shares shall be subject to any sinking fund provided for the purchase or redemption of such shares and, if so, the terms of such fund; (vi) whether the holders thereof shall be entitled to voting rights and, if so, the terms and conditions for the exercise thereof; and (vii) whether the holders thereof shall be entitled to other preferences or rights, and, if so, the qualifications, limitations, or restrictions of such preferences or rights.

Outstanding Preferred Stock

      Series H Preferred Stock. As of September 30, 1997, Century had outstanding 5,238 shares of Preferred Stock, Series H (the "Series H Preferred Stock"). Each share of Series H Preferred Stock that has been beneficially owned by the same person or entity continuously since May 30, 1987 generally entitles the holder to ten votes on all matters duly submitted to a vote of stockholders until transfer of such stock. Otherwise, each share entitles the holder thereof to one vote per share. Holders of Series H Preferred Stock are entitled to receive dividends at the rate of 7% per annum, payable in quarterly installments. Dividends on Series H Preferred Stock are cumulative and dividends cannot be paid with respect to Common Stock unless all cumulative dividends on all shares of Series H Preferred Stock shall have been paid. The Series H Preferred Stock ranks pari passu with the Series L Preferred Stock (defined below) with respect to the payment of the dividends. In the event of liquidation, dissolution or winding up of the Company, holders of Series H Preferred Stock are entitled to receive, pro rata with all other holders of Preferred Stock of whatever series, $25.00 per share plus accrued and unpaid dividends, before any payment is made to holders of Common Stock. Shares of Series H Preferred Stock are convertible, at the option of the holder, into shares of Common Stock at the rate of one and twelve thirteenths (1-12/13ths) shares of Common Stock for each share of Series H Preferred Stock converted, subject to adjustment in case of certain corporate events which may have the effect of diluting the shares of Common Stock received upon such conversion (a "Diluting Event").

      Series L Preferred Stock. As of September 30, 1997, Century had outstanding 319,000 shares of 5% Cumulative Convertible Series L Preferred Stock (the "Series L Preferred Stock"). Each share of Series L Preferred Stock entitles the holder thereof to one vote on all matters duly submitted to a vote of stockholders. The holder of each share of Series L Preferred Stock is entitled to receive an annual cash dividend of $1.25, payable in quarterly installments. Dividends on Series L Preferred Stock are cumulative and dividends cannot be paid with respect to Common Stock unless all cumulative dividends on all shares of Series L Preferred Stock shall have been paid. The Series L Preferred Stock ranks pari passu with the Series H Preferred Stock with respect to the payment of dividends. In the event of liquidation, dissolution or winding up of the Company, holders of Series L Preferred Stock are entitled to receive, pro rata with all other holders of Preferred Stock of equal rank, including the Series H Preferred Stock, $25.00 per share plus accrued and unpaid dividends, before any payment is made to holders of Common Stock. Each share of Series L Preferred Stock is convertible, at the option of the holder, into the number of shares of Common Stock derived by dividing $25.00 by the "Conversion Price" (defined in the Articles of Incorporation as $41.25, subject to adjustment upon the occurrence of certain specified Diluting Events).

                      DESCRIPTION OF THE COMMON STOCK

      As of the date of this Prospectus, Century's Articles of Incorporation authorizes the issuance of 175,000,000 shares of Common Stock, $1.00 par value per share. As of September 30, 1997, 60,519,391 shares of Common Stock were outstanding. The Common Stock is listed for trading on the New York Stock Exchange.

Voting Rights

      Under Century's Articles, each share of Common Stock that has been beneficially owned by the same person or entity continuously since May 30, 1987 generally entitles the holder thereof to ten votes on all matters duly submitted to a vote of stockholders. Otherwise, each share entitles the holder thereof to one vote per share. Accordingly, each share issued in connection with this Prospectus will entitle the holder to one vote, and, subject to the possibility of Century issuing ten-vote shares in connection with business combinations accounted for as poolings of interest, each other share of Common Stock issued by Century in the future will entitle the holder to one vote. Holders of Century Stock do not have cumulative voting rights. As a result, the holders of more than 50% of the voting power may elect all of the directors if they so desire. As of March 10, 1997, the trustee for two of Century's employee benefit plans was the record holder of Common Stock having approximately 36.1% of the total voting power of all classes of Century's capital stock. The trustee votes these shares in accordance with the instructions of Century's employees.

Other Rights

      Subject to the rights of the holders of any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive such dividends, in cash, securities, or property, as may from time to time be declared by the Board of Directors. In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, after payment shall have been made to the holders of preferred stock of the full amount to which they shall be entitled, the holders of Common Stock shall be entitled to share ratably, according to the number of shares held by them, in all remaining assets of the Company available for distribution. Shares of Common Stock are not redeemable and have no subscription, conversion or preemptive rights.

Preferred Share Purchase Rights

      On August 27, 1996, the Board of Directors of Century declared a dividend of one preference share purchase right (a "Right") for each outstanding share of Common Stock. The dividend was payable on November 1, 1996 to stockholders of record on September 30, 1996 (the "Record Date"). Each Right entitles the registered holder to purchase from Century one one-hundredth of a share of Series BB Participating Cumulative Preference Stock, par value $25 per share (the "Preference Shares"), of Century at a price of $110 per one one-hundredth of a Preference Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of August 27, 1996 (the "Rights Agreement") between Century and Harris Trust and Savings Bank (successor-in-interest to Society National Bank), as Rights Agent (the "Rights Agent").

      The Rights become exercisable upon the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date").

      The Rights are not exercisable until the Distribution Date. The Rights will expire on November 1, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by Century, in each case as described below.

      In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value at the time of such occurrence of two times the exercise price of the Right.

      At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors of Century may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a Preference Share, per Right (subject to adjustment).

      At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Stock, the Board of Directors of Century may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Century, including, without limitation, the right to vote or to receive dividends.

      This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is an exhibit to the Registration Statement of which this Prospectus forms a part.

                        DESCRIPTION OF THE WARRANTS

      Century may issue Warrants for the purchase of Senior Debt Securities, Preferred Stock or Common Stock. Warrants may be issued independently or together with other Securities offered by any Prospectus Supplement and may be attached to or separate from any such Securities. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between Century and a bank or trust company, as warrant agent (the "Warrant Agent"). The Warrant Agent will act solely as an agent of Century in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following summary of certain provisions of the Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Warrant Agreement that will be filed with the Commission in connection with the offering of such Warrants.

      The Prospectus Supplement relating to any particular issue of Warrants to issue Senior Debt Securities, Common Stock or Preferred Stock will describe the terms of such Warrants, including the following: (a) the title of such Warrants; (b) the offering price for such Warrants, if any;
(c) the aggregate number of such Warrants; (d) the designation and terms of the Senior Debt Securities, Preferred Stock or Common Stock purchasable upon exercise of such Warrants; (e) if applicable, the designation and terms of the Securities with which such Warrants are issued and the number of such Warrants issued with each such Security; (f) if applicable, the date from and after which such Warrants and any Securities issued therewith will be separately transferable; (g) the number of shares of Common Stock or Preferred Stock, or in the case of Warrants to purchase Senior Debt Securities the amount of Senior Debt Securities, purchasable upon exercise of a Warrant and the price at which such Securities may be purchased upon exercise; (h) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (i) if applicable, the minimum or maximum amount of such Warrants that may be exercised at any one time; (j) the currency or currency units in which the offering price, if any, and the exercise price are payable; (k) if applicable, a discussion of material United States federal income tax considerations; (l) the antidilution provisions of such Warrants, if any; (m) the redemption or call provisions, if any, applicable to such Warrants; and (n) any additional terms of the Warrants, including terms, procedures, and limitations relating to the exchange and exercise of such Warrants.

                            PLAN OF DISTRIBUTION

      Century may sell Securities (i) through underwriters or dealers, (ii) directly to one or more purchasers, (iii) through agents, or (iv) through a combination of any such methods of sale. The applicable Prospectus Supplement will set forth the terms of the offering of the Securities offered thereby, including the initial public offering price, the name or names of any underwriters, dealers or agents, any underwriting discounts and other items constituting underwriters' compensation from Century, any agents' commissions and any discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers. Only underwriters so named in the Prospectus Supplement shall be deemed to be underwriters in connection with the Securities offered thereby.

      Underwriters may offer and sell any series of Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Century also may directly offer and sell any Securities in exchange for, among other things, one or more of its outstanding issues of debt or convertible debt securities. Century also may from time to time authorize agents acting on a best efforts basis to solicit or receive offers to purchase any Securities upon the terms and conditions set forth in the related Prospectus Supplement. In connection with the sale of any Securities, underwriters or agents may be deemed to have received compensation from Century in the form of underwriting discounts or commissions and may also receive commissions from purchasers of such Securities for whom they may act as agents. Underwriters may sell any Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent, or both.

      Underwriters, dealers and agents may be entitled, under agreements entered into with Century, to indemnification against and contributions toward certain civil liabilities, including liabilities under the Securities Act. Century may agree to reimburse underwriters or agents for certain expenses incurred in connection with the distribution of any Securities. Certain of the underwriters, dealers or agents and their respective associates may be customers of, engage in transactions with, and perform services for, Century in the ordinary course of business. The obligations of the underwriters to purchase the Securities offered will be subject to certain conditions precedent, and, unless otherwise indicated in the related Prospectus Supplement, the underwriters will be obligated to purchase all such Securities if any such securities are purchased.

      If so indicated in the applicable Prospectus Supplement, Century will authorize agents, underwriters, or dealers to solicit offers by certain institutional investors to purchase Securities providing for payment and delivery on a future date specified in the Prospectus Supplement. There may be limitations on the minimum amount which may be purchased by any such institutional investor or on the portion of the aggregate principal amount of the particular Securities that may be sold pursuant to such arrangements. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and such other institutions as may be approved by Century. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except (i) the purchase by an institution of the particular Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the particular Securities are being sold to underwriters, Century shall have sold to such underwriters the total principal amount of such Securities less the principal amount thereof covered by such delayed payment and delivery arrangements. Underwriters will not have any responsibility in respect of the validity of such arrangements or the performance of Century or such institutional investors thereunder.

      Except for the Common Stock, none of the Securities when first issued will have an established trading market. Any underwriters or agents to or through whom such Securities are sold by Century for public offering and sale may make a market in such Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. If the Securities are traded after their initial issuance, they may trade at a discount from their initial public offering price, depending on general market conditions, the market for similar securities, the Company's performance and other factors. Other than with respect to the Common Stock, which is currently traded on the New York Stock Exchange, there can be no assurance that an active public market for the Securities will develop or be maintained.

                               LEGAL MATTERS

      Except as may be otherwise specified in the Prospectus Supplement accompanying this Prospectus, the legality of the securities will be passed upon for Century by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P. Certain legal matters relating to offerings of Securities will be passed upon on behalf of the applicable underwriters, dealers or agents by counsel named in the Prospectus Supplement.

                                  EXPERTS

      The consolidated financial statements and related financial statement schedules of the Company as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996, included in Century's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, incorporated by reference herein, have been incorporated by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which is also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

      The financial statements from Pacific Telecom, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996 included in this prospectus and elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.



___________________________________      _____________________________________

      No    person    has    been
authorized     to     give    any
information   or   to  make   any
representations   in   connection
with  an  offering  of Securities
other  than  those  contained  or
incorporated by reference in this                   $1,600,000,000
Prospectus  or  in  any   related
Prospectus  Supplement  and,   if
given   or   made,   such   other
information  and  representations
must not be relied upon as having
been authorized by the Company or
its  representatives,   including
any  underwriters.   The delivery                 Century Telephone
of  this  Prospectus  shall  not,                 Enterprises, Inc.
under  any circumstances,  create
any implication  that  there  has
been  no change in the affairs of
the Company since the date hereof
or that the information contained               Senior Debt Securities
herein  is correct as of any time                  Preferred Stock
subsequent  to  its  date.   This                    Common Stock
Prospectus does not constitute an                      Warrants
offer  to  sell or a solicitation
of an offer to buy any securities
other    than   the    registered
securities  to  which  it relates
and may not be used to consummate
any sales unless accompanied by a                   --------------
Prospectus   Supplement.     This
Prospectus does not constitute an                     PROSPECTUS
offer  to  sell or a solicitation
of   an   offer   to   buy   such                   --------------
securities  in  any circumstances
in    which    such   offer    or
solicitation is unlawful.
       -----------------                          January ____, 1998

        TABLE OF CONTENTS

                             Page
                             ----
Available Information . . . .
Incorporation of Certain
  Documents by Reference. . .
Forward-Looking Statements. .
The Company . . . . . . . . .
Use of Proceeds . . . . . . .
Capitalization. . . . . . . .
Ratio of Earnings to Fixed
  Charges . . . . . . . . . .
Description of Senior Debt
  Securities. . . . . . . . .
Description of Preferred Stock
Description of Common Stock .
Description of Warrants . . .
Plan of Distribution. . . . .
Legal Matters . . . . . . . .
Experts . . . . . . . . . . .

___________________________________      _____________________________________



                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

      The estimated fees and expenses payable by Century in connection with the offering described in the Registration Statement are as follows:

      Commission registration fee . . . . . . . . . $      442,500
      Printing and engraving expenses . . . . . . .         10,000
      Legal fees and expenses . . . . . . . . . . .         50,000
      Accounting fees and expenses. . . . . . . . .         50,000
      Blue Sky fees and expenses
         (including legal fees) . . . . . . . . . .          6,500
      Fees and expenses of Trustee (including
         legal fees). . . . . . . . . . . . . . . .         15,000
      Rating agency fees. . . . . . . . . . . . . .        610,000
      Miscellaneous . . . . . . . . . . . . . . . .         10,000
                                                        __________

           Total....................................$    1,194,000




Item 15.  Indemnification of Directors and Officers.

      Section 83 of the Louisiana Business Corporation Law provides in part that a corporation may indemnify any director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding to which he is or was a party or is threatened to be made a party (including any action by or in the right of the corporation) if such action arises out of his acts on behalf of the corporation and he acted in good faith not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      The indemnification provisions of the Louisiana Business Corporation Law are not exclusive; however, no corporation may indemnify any person for willful or intentional misconduct. A corporation has the power to obtain and maintain insurance, or to create a form of self-insurance on behalf of any person who is or was acting for the corporation, regardless of whether the corporation has the legal authority to indemnify the insured person against such liability.

      Article II, Section 10 of Century's by-laws (the "Indemnification By-law") provides for mandatory indemnification for directors and officers or former directors and officers of Century to the fullest extent permitted by Louisiana law.

      Century's Articles of Incorporation authorize it to enter into contracts with directors and officers providing for indemnification to the fullest extent permitted by law. Century has entered into indemnification contracts providing contracting directors or officers the procedural and substantive rights to indemnification currently set forth in the Indemnification By-law ("Indemnification Contracts"). The right to indem-nification provided by each Indemnification Contract applies to all covered claims, whether such claims arose before or after the effective date of the contract.

      Century maintains an insurance policy covering the liability of its directors and officers for actions taken in their official capacity. The Indemnification Contracts provide that, to the extent insurance is reasonably available, Century will maintain comparable insurance coverage for each contracting party as long as he serves as an officer or director and thereafter for so long as he is subject to possible personal liability for actions taken in such capacities. The Indemnification Contracts also provide that if Century does not maintain comparable insurance, it will hold harmless and indemnify a contracting party to the full extent of the coverage that would otherwise have been provided for thereunder.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Century pursuant to the foregoing provisions, or otherwise, Century has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 16.  Exhibits.

      The exhibits to this registration statement are listed in the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

Item 17.  Undertakings.

      (a)   The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section
            10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events
            arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

                  (iii) To include any material information with respect to
            the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

            Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Century's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monroe, State of Louisiana, on December 11, 1997.


                                    CENTURY TELEPHONE ENTERPRISES, INC.



                                    By:          /s/ GLEN F. POST, III
                                                 ---------------------
                                                   Glen F. Post, III
                                                      President,
                                                Chief Executive Officer
                                                         and
                                                  Vice Chairman of the
                                                   Board of Directors


                              POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears immediately below constitutes and appoints Clarke M. Williams, Glen
F. Post, III and Harvey P. Perry, or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all supplements and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

       Signature                       Title                     Date


 /s/ CLARKE M. WILLIAMS         Chairman of the Board      December 11, 1997
 ----------------------             of Directors
   Clarke M. Williams

 /s/ GLEN F. POST, III             President, Chief        December 11, 1997
 --------------------           Executive Officer and
   Glen F. Post, III             Vice Chairman of the
                                  Board of Directors

/s/ R. STEWART EWING, JR.     Senior Vice President and    December 11, 1997
-------------------------      Chief Financial Officer
 R. Stewart Ewing, Jr.      (Principal Financial Officer)

  /s/ MURRAY H. GREER                 Controller           December 11, 1997
  -------------------       (Principal Accounting Officer)
    Murray H. Greer

   /s/ W. BRUCE HANKS          Senior Vice President-      December 11, 1997
   ------------------          Corporate Development
     W. Bruce Hanks           and Strategy and Director



  /s/ HARVEY P. PERRY          Senior Vice President,      December 11, 1997
  -------------------                Secretary,
    Harvey P. Perry         General Counsel and Director

   /s/ JIM D. REPPOND                  Director            December 11, 1997
   ------------------
     Jim D. Reppond


/s/ WILLIAM R. BOLES, JR.              Director            December 11, 1997
-------------------------
 William R. Boles, Jr.


 /s/ ERNEST BUTLER, JR.                Director            December 11, 1997
 ----------------------
   Ernest Butler, Jr.


  /s/ CALVIN CZESCHIN                  Director            December 11, 1997
  -------------------
    Calvin Czeschin


 /s/ JAMES. B. GARDNER                 Director            December 11, 1997
 ---------------------
    James B. Gardner


/s/ R. L. HARGROVE, JR.                Director            December 11, 1997
-----------------------
  R. L. Hargrove, Jr.


   /s/ JOHNNY HEBERT                   Director            December 11, 1997
   -----------------
     Johnny Hebert


   /s/ F. EARL HOGAN                   Director            December 11, 1997
   -----------------
     F. Earl Hogan


/s/ C. G. MELVILLE, JR.                Director            December 11, 1997
-----------------------
  C. G. Melville, Jr.


  /s/ VIRGINIA BOULET                  Director            December 11, 1997
  -------------------
    Virginia Boulet



                                EXHIBIT INDEX

Exhibit
  No.     Exhibit
-------   -------
   1 Form of Underwriting Agreement to be used in connection with sales of Senior Debt Securities.

   2.1 Stock Purchase Agreement dated June 11, 1997 by and between, among others, Century and PacifiCorp Holdings, Inc. (incorporated by reference to Exhibit 2.1 of Century's Current Report on Form 8-K dated June 11, 1997), as amended by an instrument dated as of November 5, 1997 (incorporated by reference to Exhibit 2.2 to Century's Current Report on Form 8-K dated December 11, 1997).

   3.1 Amended and Restated Articles of Incorporation of Century (incorporated by reference to Exhibit 3(i) to Century's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).

   3.2    By-laws of Century as amended through November 21, 1996
          (incorporated by reference to Exhibit 3.2 of Century's
          Registration Statement on Form S-4, Registration No. 333-17015).

   4.1 Rights Agreement dated as of August 27, 1996 between Century and Harris Trust and Savings Bank (successor-in-interest to Society National Bank), as Rights Agent (incorporated by reference to
          Exhibit 1 to Century's Current Report on Form 8-K filed August 30, 1996).

   4.2 Indenture dated as of March 31, 1994 between Century and Regions Bank of Louisiana (successor-in-interest to First American Bank & Trust of Louisiana), as Trustee (incorporated by reference to
          Exhibit 25 to Century's Registration Statement on Form S-3, Registration No. 33-59215).

   4.3 Form of Board Resolution to be used in designating and authorizing the terms and conditions of any series of Senior Debt Securities offered hereunder.

   4.4    Form of Senior Debt Security (included within Exhibit 4.3)

   4.5    Form of Preferred Stock.*

   4.6 Form of Articles of Amendment to Century's Amended and Restated Articles of Incorporation to be used in connection with issuances of Preferred Stock.*

   4.7 Form of Common Stock (incorporated by reference to Exhibit 4.1 of Century's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993).

   4.8    Form of Warrant Agreement to purchase Senior Debt Securities.*

   4.9    Form of Senior Debt Security Warrant Certificate (included in
          Exhibit 4.8).

   4.10   Form of Warrant Agreement to purchase Preferred Stock.*

   4.11   Form of Preferred Stock Warrant Certificate (included in Exhibit
          4.10).

   4.12   Form of Warrant Agreement to purchase Common Stock.*

   4.13   Form of Common Stock Warrant Certificate (included in Exhibit
          4.12).

   5      Opinion of Jones, Walker, Waechter, Poitevent, Carrere & Denegre,
          L.L.P.

  12 Statement regarding computation of ratio of earnings to fixed charges.

  23.1    Consent of KPMG Peat Marwick LLP.

  23.2    Consent of Deloitte & Touche LLP.

  23.3 Consent of Jones Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P. (included in Exhibit 5).

  24 Power of Attorney (included on the signature pages of this Registration Statement).

  25 Statement of Eligibility of Trustee on Form T-1 (incorporated by reference to Exhibit 25 to Century's Registration Statement on Form S-3, Registration No. 33-52915).

  99.1 Annual Report on Form 10-K of PTI for the year ended December 31, 1996, not including the exhibits thereto.

  99.2 Quarterly Report on Form 10-Q of PTI for the quarter ended March 31, 1997, not including the exhibits thereto.

  99.3 Quarterly Report on Form 10-Q of PTI for the quarter ended June 30, 1997, not including the exhibits thereto.

  99.4 Quarterly Report on Form 10-Q of PTI for the quarter ended September 30, 1997, not including the exhibits thereto.

  99.5 Current Report on Form 8-K of PTI dated April 11, 1997, not including the exhibits thereto.

  99.6 Current Report on Form 8-K of PTI dated September 30, 1997, not including the exhibits thereto.
________________

*     To be filed by amendment.